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July 24, 2009	Rajib Chanda (202) 508-4671 rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Mr. Ganley:

I am writing on behalf of Managers AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 62 to the Trust’s Registration Statement on Form N-1A filed on May 28, 2009 relating to GW&K Small Cap Equity Fund (formerly GW&K Multi-Cap Equity Fund) (“Small Cap Fund”) and GW&K Municipal Enhanced Yield Fund (“Municipal Fund,” and together with the Small Cap Fund, the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses, which all relate to the Funds’ Prospectus, are set forth below.

1.      Comment: Based on General Instruction C.3(a) of Form N-1A, please delete the “Overview” section.

Response: The Trust notes that General Instruction C.3(c) of Form N-1A permits the Trust, in a multiple fund prospectus, to order or group the responses to any Item (under Form N-1A) in any manner that organizes the information into readable and comprehensive segments and provides clear and concise information about the Funds. The Trust believes that the “Overview” section is consistent with General Instruction C.3(c) and provides helpful information about and enhances shareholder understanding of the Funds being offered in the Prospectus. The Trust would not typically include such a section in a single-fund prospectus.

2.      Comment: Under “Summary of the Funds – GW&K Small Cap Equity Fund – Principal Investment Strategies” on page 4, please update the market capitalization range of the Russell 2000® Index as of a more recent date.

Response: The requested change has been made.

3.      Comment: Please explain supplementally whether the Small Cap Fund’s transition from a multi-cap fund to a small-cap fund will result in portfolio turnover for the Fund that is higher than normal from previous years, and, if portfolio turnover is higher than normal, please consider adding disclosure to that effect in the Prospectus.

Response: The Trust has informed us that the portfolio turnover rate for the Small Cap Fund was higher than normal and has added corresponding disclosure to the Prospectus.

4.       Comment: Under “Summary of the Funds – GW&K Municipal Enhanced Yield Fund – Principal Risks” for on page 8 and “Summary of the Funds – Principal Risks” on page 13, please consider adding disclosure to “sector risk” describing the specific risks, if any, that the Municipal Fund is subject to because a significant portion of the Fund’s assets are invested in hospital bonds.

Response: The requested change has been made.

5.      Comment: Under “Summary of the Funds – GW&K Municipal Enhanced Yield Fund – Performance Summary,” please delete the references to “Multi-Cap Predecessor Fund” and “Predecessor Funds” and define “Predecessor Funds” elsewhere in the Prospectus.

Response: The requested change has been made.

6.      Comment: Under “Summary of the Funds – Principal Risks” on pages 12 and 13, please distinguish the principal risks that apply to each Fund.

Response: The Trust believes that shareholders can easily determine which principal risks apply to each Fund and declines to make the requested change.

7.      Comment: Under “Summary of the Funds – Fund Management” with respect to Small Cap Fund, please consider, where applicable, providing more disclosure on the specific portfolio management responsibilities or roles of each member of a team or committee of portfolio managers or disclose, if applicable, that the portfolio managers share equal portfolio management responsibilities.

Response: The Trust requests information on an annual basis about the portfolio managers and investment process used by the Funds’ subadvisor and will consider adding disclosure on specific portfolio responsibilities and roles of each portfolio manager as that process continues.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda